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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTONE & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 WALL STREET
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO., LLC
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ZACHARY APREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTONE & CO., LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuttone & Company, LLC

Financial Statement
December 31, 2019
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)

Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cuttone & Company, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cuttone & Company, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cuttone & Company, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cuttone & Company, LLC's management. Our responsibility is to express an opinion on Cuttone & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cuttone & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Cuttone & Company, LLC's auditor since 2005.
New York City, New York
February 28, 2020

Cuttone & Company, LLC
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	704,846
Receivables from clearing brokers		738,129
Receivables from other brokers		439,639
Deposit accounts with clearing brokers		256,823
Capitalized technology development costs		316,897
Investment - at cost, not readily marketable		50,000
Receivable from related parties		257,520
Securities long		7,050
Other assets		111,615
TOTAL ASSETS	$	2,882,519
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	1,096,085
Commissions payable		125,241
TOTAL LIABILITIES		1,221,326
MEMBER'S EQUITY		1,661,193
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,882,519

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, LLC (the "Company") was organized on January 21, 2016 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Cuttone Holdings, LLC (the "Holding Company").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii). The Company executes proprietary trading of securities for its own account. The Company advises clients and earns fees related to investment banking services including placement agent and transaction fees.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

Cash consists of deposits with banks, which are all highly liquid investments with maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. The estimates

3 - RECEIVABLES FROM CLEARING AND OTHER BROKERS

As of December 31, 2019, the amount due from clearing and other brokers includes commissions earned and not paid out by the clearing brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the clearing brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Amounts receivable from the clearing and other brokers at December 31, 2019 consists of the following:

	2019
Commissions earned and cash balances due from clearing brokers	738,129
Direct billing due from other brokers	439,639
	1,177,768
Deposit accounts with clearing brokers	256,823
	1,434,591

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

Pursuant to clearing agreements, the Company may offset receivable and payable balances in the accounts held at the clearing brokers.

4 - CAPITALIZED TECHNOLOGY DEVELOPMENT COSTS

The Company has combined with outside third-party software developers in developing a principal facilitation tool to power their institutional

Capitalized technology development costs are stated at cost and are summarized at December 31, 2019 as follows:

Principal Facilitation Engine	$	316,897
Less: Accumulated depreciation and amortization		
	$	316,897

Amortization will commence upon availability to customers and will be amortized over its useful life at that time.

As of December 31, 2019 the principal facilitation tool was not available for sale to customers.

5 - RELATED PARTY TRANSACTIONS
The Company advanced funds to the Holding Company and members of the Holding Company. Such advances are non-interest bearing and are due on demand. At December 31, 2019, the amount due from related parties was $257,520 and was reflected as Receivable from related parties in the accompanying Statement of Financial Condition.

6 - CONCENTRATION
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2019, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $454,846.

7 - PENSION PLAN
The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

8 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital, as defined, of $756,955 which was $656,955 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.61 to 1.

9 - OFF BALANCE SHEET RISK
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10 - Lease Accounting
Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

11 - SUBSEQUENT EVENTS
The Company has evaluated events and transactions that occurred between January 1, 2020 and February 27, 2020, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.